                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF SEPTEMBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

AMENDED AGENDA FOR THE SHAREHOLDERS’ MEETING OF 18 OCTOBER 2012

Piergiorgio Peluso to take charge of Administration, Finance & Control

Venice, 13 September 2012

The Telecom Italia Board of Directors, chaired by Franco Bernabè, met today to define the voting proposals and the report on the agenda for the forthcoming Shareholders' Meeting, called for 18 October at the Rozzano Auditorium (Milan), Viale Toscana, 3.

The meeting appraised the proposal of a general and comprehensive settlement proposal presented by the legal representatives of former CEO Riccardo Ruggiero. The proposal covers the whole of Mr. Ruggiero's term of office and all aspects of his potential liability both as Managing Director and as CEO, including Telecom Italia's decision not to pursue its claims in the criminal trial on prepaid SIM cards, in which the former CEO is facing charges of obstructing the supervisory authorities.

The Board of Directors, backed by the opinion of the company's legal counsel, has positively valued the proposal. It has therefore reformulated the agenda for the Shareholders' Meeting, to which the following proposals will be submitted separately:

►

the approval of a settlement with former Executive Director Carlo Orazio Buora for a total sum of 1 million Euros, or — in the event of non-approval of the settlement proposal or a contrary vote amounting to 5% or more of the share capital — approval of derivative litigation against him;

►

the approval of a settlement with former Executive Director Riccardo Ruggiero for a total sum of 1.5 million Euros, or — in the event of non-approval of the settlement proposal or a contrary vote amounting to 5% or more of the share capital — approval of derivative litigation against him.

The board's report will be available from next Monday 17 September from the registered offices of the company (Piazza degli Affari, 2, Milan) and at www.telecomitalia.com/assemblea, together with the supporting documentation.

The Board of Directors has also appointed a new manager designate for the preparation of accounting and corporate documents, Piergiorgio Peluso (whose CV is attached and will be available on the company web site www.telecomitalia.com under Governance and from company headquarters), who will assume responsibility for Administration, Finance and Control. Mr. Peluso is expected to take over the duties of Andrea Mangoni, appointed Managing Director for the Group's South American business, by the end of the month.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

Piergiorgio Peluso

Born in Rome on 25 March 1968.

After graduating in “Economic and Social Sciences” from the Università Commerciale Luigi Bocconi in 1992, with a specialisation in Finance, from 1992 to 1994 Peluso held the position of experienced accountant at Arthur Andersen & Co..

Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale SpA (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia SpA.

From 2007 to 2009, following the merger of Capitalia SpA and UniCredit Group SpA, he was Head of Investment Banking Italy at UniCredit Group SpA. In 2009 he was appointed CEO of UniCredit Corporate Banking SpA. Following the merger of UniCredit Corporate Banking SpA with UniCredit SpA, in 2010 Peluso was appointed Head of Corporate & Investment Banking Italy, UniCredit Group.

Since 2011 Peluso has been Managing Director of Fondiaria SAI SpA.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 13th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager